HERRICK
new york newark princeton		STEPHEN E. FOX PARTNER Direct Tel: 212-592-5924 Direct Fax: 212-545-3476 Email: sfox@herrick.com

August 6, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mara L. Ransom, Assistant Director

Re:         Laidlaw Energy Group, Inc.
Form S-1 (Registration No.: 333-181044)

Ladies and Gentlemen:

On behalf of our client, Laidlaw Energy Group, Inc. (the “Company”), we hereby transmit for filing an Amendment No. 4 to Form S-1 (the “Amendment”) to register an aggregate of 434,782,610 shares of the common stock, par value $0.0001 per share, of the Company, on behalf of the selling stockholders named therein. The Amendment and the remainder of this letter respond to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated August 2, 2012 (the “Comment Letter”), with respect to the Form S-1 filed by the Company with the Commission on July 31, 2012.

The Company’s response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. To assist the Staff’s review, the comment from the Comment Letter is restated in bold italics prior to the Company’s response.

All page number references in the Company’s responses are to the page numbers in the Amendment.

Prospectus Cover Page

1.	We note your disclosure that the selling stockholders will sell the shares of your common stock covered by the prospectus at a price between $0.0001 and $0.015. We further note your disclosure that this price range represents the price range of your common stock over the 52 weeks prior to the date of the prospectus. Please tell us the basis for this range. Specifically, please provide us with trading information for the 52-week period that supports the range. In this regard, we note that the OTC Markets website includes your common stock within its “Grey Market” OTC Market Tier. As a “Grey Market” stock, we understand that your common stock is not listed, traded or quoted on any U.S. stock exchange or the OTC Markets. In the alternative, please revise your prospectus to set a specific fixed price for the securities being offered for resale (i.e., a single dollar amount). Please make conforming revisions, as necessary, throughout the prospectus.

Securities and Exchange Commission
July 31, 2012

Pursuant to supplemental discussions with the Staff, we have removed throughout the Amendment references that the Company’s common stock is listed, quoted or traded on a national securities exchange or over-the-counter market. Furthermore, although the Company believes that the range of $0.0001 and $0.015 is a bona fide price range in accordance with Commission rules and regulations, we have deleted references to that range being based on a market price per share.

2.	We note your disclosure in the third paragraph that your common stock trades from time to time on the OTC Markets and that on July 30, 2012, the last reported sale price for your common stock was $.0001 per share. We further note, however, that the OTC Markets website includes your common stock within its “Grey Market” OTC Market Tier. As a “Grey Market” stock, we understand that your common stock is not listed, traded or quoted on any U.S. stock exchange or the OTC Markets. Accordingly, please update your disclosure to clarify that your common stock cannot trade on the OTC Markets, even sporadically. Please make conforming revisions to your “Market for Our Common Stock” disclosure on page 14 and otherwise throughout the prospectus as necessary. In addition, please provide us with the basis for your disclosure concerning the price of your common stock on July 30, 2012.

Effect has been given to the Staff’s comments. Please see the revised or additional disclosure found on the prospectus cover page, and pages 3, 5, 10 - 14, 44 and 45 of the Amendment.

3.	We note your disclosure in the third paragraph that your common stock trades from time to time on the OTC Markets under the symbol LLEG.PK. Based on the OTC Markets website, it appears that the symbol has changed. Please update your disclosure accordingly and make conforming changes, as necessary, throughout the prospectus.

Effect has been given to the Staff’s comments. Please see the revised disclosure found on the prospectus cover page, and page 14 of the Amendment.

Risk Factors, page 5

Risks Related to Us and Our Common Stares, page 10

Trading of our shares was temporarily suspended and we do not have a Market Maker, page 10

Securities and Exchange Commission
July 31, 2012

4.	Please revise your risk factor to disclose that the OTC Markets website includes your common stock within its “Grey Market” OTC Market Tier and, as a result, your common stock is not currently listed, traded or quoted on any U.S. stock exchange or the OTC Markets. In addition, please address the consequences resulting from your common stock’s status as a “Grey Market” stock, including, but not limited to, the impact on shareholder liquidity.

Effect has been given to the Staff’s comments. Please see the additional disclosure found on page 10 of the Amendment.

Principal Stockholders, page 37

5.	Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Nature Energies, Inc. Please refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Effect has been given to the Staff’s comments. Please see the additional disclosure found on the page 38 of the Amendment.

*     *     *     *     *

The Company desires the Form S-1, as amended, be declared effective at the earliest possible date. We would therefore request, if practicable that further Staff comments be addressed telephonically, to the undersigned at (212) 592-5924 or in his absence to Richard M. Morris at (212) 592-1432.

Very truly yours,

/s/ Stephen E. Fox
Stephen E. Fox

cc:	Securities and Exchange Commission
Dietrich King, Legal Branch Chief
Jim Allegretto, Assistant Chief Accountant
Scott Anderegg, Staff Attorney
Adam Phippen, Staff Accountant
Laidlaw Energy Group, Inc.
Richard M. Morris, Esq.